
02005871

D STATES
XCHANGE COMMISSION
Washington, D.C. 20549

AB

Uf 3-5-02

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RECEIVED
FEB 27 2002
366
SECTION

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 49817
CRD# 42372

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Witenberg Investment Companies, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9440 Santa Monica Blvd., Suite 600

(No. and Street)

Beverly Hills	California	90210
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William Witenberg — (310) 724-5555

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Linder & Linder

(Name — if individual, state last, first, middle name)

8 Chatham Place	Dix Hills	New York	11746
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 22 2002
THOMSON
FINANCIAL
P

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays

3/20/02

OATH OR AFFIRMATION

I, William Witenberg, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Witenberg Investments Companies, Inc., as of December 31, ~~19~~ 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

STATE OF CALIFORNIA
COUNTY OF LOS ANGELES
SUBSCRIBED TO AND AFFIRMED TO
BEFORE ME,

Juliana A. Rose
Notary Public

THIS 26TH DAY OF FEBRUARY 2002

[signature]
Signature

Chairman
Title


JULIANA A. ROSE
Commission # 1334345
Notary Public - California
Los Angeles County
My Comm. Expires Jan 9, 2006

This report** contains (check all applicable boxes):

- x (a) Facing page.
- x (b) Statement of Financial Condition.
- x (c) Statement of Income (Loss).
- x (d) Statement of ~~Changes in Financial Condition~~ CASH FLOWS
- x (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- x (g) Computation of Net Capital
- x (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- x (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- x (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- x (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent Auditors' Report on Internal Accounting Controls

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LINDER & LINDER ■ *Certified Public Accountants*

8 Chatham Place, Dix Hills, NY 11746 (631) 462-1213 Fax (631) 462-8319

Thomas Linder
Gail Linder

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
and Stockholder
Witenberg Investment Companies, Inc.

We have audited the accompanying statement of financial condition of Witenberg Investment Companies, Inc. as of December 31, 2001 and the related statements of income and retained earnings, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Witenberg Investment Companies, Inc. at December 31, 2001 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 8 and 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



February 18, 2002

WITENBERG INVESTMENT COMPANIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

Cash and cash equivalents	$ 164,310
Deposit with clearing broker	500,000
Receivable from brokers	298,214
Securities owned, at fair value	4,801
Investments not readily marketable	15,600
Prepaid expenses	3,000
Property and equipment - at cost, less accumulated depreciation of $51,976	25,739
Other assets	3,400
Total Assets	$1,015,064

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities	
Accrued expenses	$ 86,779
Securities sold, not yet purchased	3,759
Loan payable - stockholder	275,000
Total Liabilities	365,538
Stockholder's Equity	
Common stock, no par value, 10 shares authorized, 1 share issued and outstanding	500
Retained earnings	649,026
Total Stockholder's Equity	649,526
Total Liabilities and Stockholder's Equity	$1,015,064

See accompanying auditors' report and notes to financial statements.

6:00am - 1:00pm

WITENBERG INVESTMENT COMPANIES, INC.
9440 Santa Monica Blvd, Ste. 600
Beverly Hills, CA 90210


RECEIVED
FEB 27 2002
366

Securities and Exchange Commission
450 Fifth Street, NW Mail Stop 5-1
Washington, DC 20549

Attn: Federal Information Center
Services

Gentlemen:

In accordance with Rule 17a-5(d)(6), we are enclosing two copies of our annual audited report for the year ended December 31, 2001.

Very truly yours,

Witenberg Investment Companies, Inc.

William Witenberg
Chairman

Encls.

cc: Securities and Exchange Commission
5670 Wilshire Blvd., 11th Floor
Los Angeles, CA 90036-3648

National Association of Securities Dealers, Inc.
Product Deployment and Support
15201 Diamondback Drive
Rockville, MD 20850

3-5-2002
will fax public